Exhibit 99.1

Sea Selected for the Award of Digital Full Bank License in Singapore

•	Digital bank initiative will build on Sea’s long-standing commitment to supporting the development of the digital economy in its home market, as well as Singapore’s role as a global hub for technology and financial services.
•	Emphasis on addressing the unmet financial services needs of young consumers and SMEs will empower more Singaporeans to thrive in the digital economy.

Singapore, December 4, 2020 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced that it has been selected for the award of a license to operate a digital full bank in Singapore. The Monetary Authority of Singapore announced earlier today that Sea has been selected for the award of a digital full bank license, the first time such a license is being awarded in Singapore.

“Sea’s mission is to better the lives of consumers and small businesses through technology, and we are honoured to be selected by the Monetary Authority of Singapore for the award of a digital full bank license and to have the opportunity to offer digital banking services addressing the underserved financial needs of young consumers and SMEs in Singapore,” said Forrest Li, Chairman and Group Chief Executive Officer of Sea. “We are thankful to the Monetary Authority of Singapore for entrusting Sea with this important responsibility of broadening access to the opportunities of digitalisation. As a proudly homegrown company, we look forward to further contributing to the long-term development of our nation’s digital economy, creating more employment opportunities in Singapore, and empowering our whole community to thrive in the digital era.”

Through its three platforms – Shopee, Garena, and SeaMoney – Sea is already deeply integrated into Singapore’s digital economy with young consumers and SMEs. Its digital bank will draw on insights about the needs of these users from across Sea’s digital ecosystem to innovate processes, products, and services that will improve the lives of young consumers and SMEs in Singapore and support the growth of the country’s digital economy by reducing the barriers to accessing financial services through technology.

For enquiries, please contact:

Investors / analysts: ir@seagroup.com

Media: media@seagroup.com

About Sea Limited

Sea Limited (NYSE: SE) is a leading global consumer internet company founded in Singapore in 2009. Our mission is to better the lives of consumers and small businesses with technology. We operate three core businesses across digital entertainment, e-commerce, as well as digital payments and financial services, known as Garena, Shopee, and SeaMoney, respectively. Garena is a leading global online games developer and publisher. Shopee is the largest pan-regional e-commerce platform in Southeast Asia and Taiwan. SeaMoney is a leading digital payments and financial services provider in Southeast Asia.